EXHIBIT 99.6

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 29, 2007 relating to the consolidated financial statements of Northern Orion Resources Inc. and to the reference to us under the heading "Interests of Experts" in the Renewal Annual Information Form dated March 30, 2007 filed and incorporated by reference in this Annual Report on Form 40-F for the year ended December 31, 2006.

/s/
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 30, 2007